September 27, 2012

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cypress Semiconductor Corporation

Form 10-K for the fiscal year ended January 1, 2012

Filed February 24, 2012

Form 10-Q for the quarterly period ended July 1, 2012

Filed August 3, 2012

File No. 001-10079

On behalf of Cypress Semiconductor Corporation (‘we”, “our”, “us”, Cypress” or the “Company”), we hereby submit the Company’s responses to the staff’s comment letter of August 24, 2012. For ease of review, we have included each of the comments from the comment letter followed by Cypress’s response to that comment.

Form 10-K for the fiscal year ended January 1, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Income Taxes, page 42

Comment 1.

Please explain to us the facts and circumstances leading to the “release of previously accrued income taxes of approximately $22.4 million.” Also, clarify whether the “release” is associated with changes in the liability for unrecognized tax benefits disclosed on page 89.

Cypress’s response:

We apply the provisions of ASC 740-10-25 in determining whether uncertain tax positions are effectively settled, and whether our uncertain tax positions are subject to remeasurement. Two events occurred in fiscal 2011 that resulted in the “release” of previously accrued income taxes both of which were associated with changes in the liability for unrecognized tax benefits disclosed on page 89. First, the U.S. Internal Revenue Service (“IRS”) completed its examination of fiscal years 2006 to 2008. The tax liability from each of our returns filed for those fiscal years was not materially affected. We note the closure of this examination was disclosed on page 42 in the Company’s Form 10-K in the Income Tax paragraph. We note the release of $14.8 million of previously accrued income taxes was disclosed on page 89 under the caption “Decrease related to settlements with tax authorities” in the uncertain tax benefits reconciliation.

Second, we recorded the effect of uncertain tax positions related to potential filing obligations in various foreign jurisdictions, and with regard to various uncertain tax positions under examination in foreign countries. During fiscal 2011, a portion of the Company’s “release” of previously accrued income taxes related to the expiration of the statutes of limitation following closure of the 2007 examination of our Philippines subsidiary and in various other foreign countries. The tax liability of the return filed by our Philippines subsidiary for fiscal year 2007 was not materially affected. We note the release of $7.7 million of previously accrued income taxes associated with these uncertain tax positions was disclosed under the caption “Decrease related to lapsing of the statutes of limitations” in the uncertain tax benefits reconciliation on page 89.

Comment 2.

We note the significance to your operating results of the benefit from foreign income taxed at other than U.S. rates as disclosed on the income tax provision reconciliation on page 88. We also see the low effective tax rate on your foreign earnings from the tabular disclosure on page 87. In light of the significant impact of lower taxes on foreign earnings to your operating results, please consider describing the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail. It appears as though separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Tell us how you intend on applying this comment.

Cypress’s response:

In our future filings on Form 10-K, we will expand the discussion of our provision for income taxes appearing in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For example, we would have included language to the following effect in our 2011 Form 10-K:

International revenues account for a significant portion of our total revenues, such that a material portion of our pretax income is earned and taxed outside the U.S. at rates ranging from 0% to 25%. The impact on our provision for income taxes of foreign income being taxed at rates different than the U.S. federal statutory rate was a benefit of approximately $43.6 million, $43.4 million and $6.0 million in 2011, 2010 and 2009, respectively. The foreign jurisdictions with lower tax rates as compared to the U.S. statutory federal rate that had the most significant impact on our provision for foreign income taxes in the periods presented include the Cayman Islands, Ireland, the Philippines, and Switzerland.

We will include this or similar language in future filings on Form 10-K, revised appropriately in light of facts and circumstances existing at the time of the filing.

Form 10-Q for the quarterly period ended July 1, 2012

Condensed Consolidated Financial Statements

Note 8. Commitments and Contingencies, page 22

Comment 3.

We refer to the disclosure about the Patent License Agreement with IV Global Licensing LLC (“IV”) that you entered into on April 30, 2012. Please help us better understand the basis in GAAP for the accounting for this arrangement by responding to the following:

•	Please describe to us the services you have received or will receive from IV in exchange for the $14 million payment

•

Describe to us the specific basis in the FASB Codification for (1) expensing $7.1 million relating to this agreement in the first quarter of 2012 and (2) recording a liability to IV as of April 1, 2012. In that regard, also describe to us any contingencies with IV as of April 1, 2012 and any obligations to IV as of that date that arose from past transactions or events.

•	Tell us how you determined the amount to recognize currently and the amount to be recognized over the remaining period of the agreement, including the basis for the allocation.

Cypress’s response:

Overview of the arrangement

As noted by the Staff, and as previously disclosed in our Form 10-Q for the quarter ended April 1, 2012, on April 30, 2012, we entered into a strategic Patent License Agreement (“PLA”) for a total consideration of $14 million with IV. The agreement contained two primary elements:

1.	IV granted us a term license to IV’s patent portfolio for future use, including patents that they believed were being used by our own technology; and

2.	IV released us from any and all past claims, with respect to the licensed technology.

Additionally, we also committed to pay IV another $5.8 million on or before April 30, 2016 representing fees for future purchases of patents and patent related services from IV. This information was disclosed in Contractual Obligation paragraph of the Liquidity and Obligations section of Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q for the quarterly period ended July 1, 2012.

Accounting for the transaction

In assessing the accounting for this transaction, we primarily considered the guidance in ASC 350, ASC 450, ASC 605-25 and ASC 855. In addition, we also referenced the speech made by Mr. Eric West, SEC Staff, in his remarks before the 2007 AICPA Conference on Current SEC and PCAOB Developments.

To account for this agreement, we initially identified each item we received in the PLA to determine whether those items should be recognized. As noted above, as a result of our analysis, the items we identified were (i) the legal settlement / release from past claims and (ii) the patent license from IV for our future use (in effect this represented prepaid royalties).

Based on the guidance cited above, we allocated the $14 million consideration due under the PLA to the elements of the arrangement to the two elements identified.

Allocations between the elements of the arrangement

The contractual terms included in the PLA did not include an allocation of the total amount paid ($14 million) to the two elements of the arrangement. In addition, the consideration was not negotiated specifically with regards to the two elements identified; but, rather was agreed upon in the aggregate. Based on our valuation model, which uses historical and forecasted revenue of the potentially impacted products, we determined the relative fair value of the two elements of the arrangement as (i) the legal settlement / release from past claims was $7.1 million and (ii) the patent license from IV for our future use was $6.9 million.

The valuation model included our estimates of the revenue (both for past periods, and projected future revenue) for the potentially impacted products, the expected remaining useful life of the patents (or the license period if shorter), and the time value of money at a discount rate based upon our debt cost as a basis of allocating the total amount paid. Our forecast for revenue for future periods was based upon our assessment of Cypress’s near term growth rate estimates and industry long term growth rates.

The portion that was attributed to past claim - i.e. $7.1 million was recorded as a charge to cost of revenues in our Consolidated Statement of Operations. The portion attributed to the licensing of intellectual property for future use i.e. $6.9 million was recorded as Prepaid Patent License asset on our Consolidated Balance Sheet and is being amortized to Cost of Revenues over the term of the agreement.

Timing of Recognition

We conducted substantive discussions IV during the first quarter of our fiscal 2012. These discussions with IV lasted for several months prior to the actual signing of the PLA on April 30, 2012. These included our analysis of IV’s patents as well as their unasserted claims that certain of our products contained technology that infringed upon IV’s patent portfolio.

As a result, while the PLA with IV was signed on April 30, 2012, subsequent to our fiscal quarter end, it provided additional information with respect to a condition that existed at the balance sheet date for the fiscal quarter ended April 1, 2012 and represented the resolution of such liability.

As such, we recorded a $7.1 million charge to cost of revenues during the three months ended April 1, 2012 and we recorded a corresponding liability for the same amount which is part of “Other current liabilities” in the Condensed Consolidated Balance Sheet as of April 1, 2012.

In determining the timing of the recognition of the $7.1 million, we considered the guidance in ASC 855 Subsequent events, specifically, ASC 855-10-20 and ASC 855-10-25.

We recognized the settlement in our financial statements for the quarter ended April 1, 2012 as we believed that as of April 1, 2012 the settlement was a loss contingency in accordance with ASC 450-20 Loss Contingencies.

Conclusion

Per the Staff’s request, Cypress acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly contact the undersigned at (408) 943-2754 if you have any questions or require additional information.

Very truly yours,

/s/ Brad W. Buss
Brad W. Buss Executive Vice President, Finance and Administration and Chief Financial Officer